<SEQUENCE>1
<FILENAME>s13ga.txt





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)1


                      AMERICAN STRATEGIC INCOME PORTFOLIO INC

 ------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  030098107
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                              December 31, 2012
 -----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)



--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 030098107                                          Page 2 of 4 Pages


-----------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  GARRISON BRADFORD & ASSOCIATES, INC
                  13-2775552
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a) [  ]
                                                   (b) [  ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK, NY
-----------------------------------------------------------------------------
   NUMBER OF                        5.   SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                         -0-
   OWNED BY
     EACH                           ----------------------------------------
   REPORTING                        6.   SHARED VOTING POWER
    PERSON
     WITH                                	      -0-

                                    ----------------------------------------
                                    7.   SOLE DISPOSITIVE POWER

                                         280,039 SHARES OF COMMON STOCK
                                    ----------------------------------------
                                    8.   SHARED DISPOSITIVE POWER

                                                      -0-
-----------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  280,039 SHARES OF COMMON STOCK

-----------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                          [  ]
-----------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  6.62%
-----------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

                  CO
-----------------------------------------------------------------------------

CUSIP No. 030098107                                          Page 3 of 4 Pages



               Amendment No. 1 to Schedule 13G (Final Amendment)
               -------------------------------------------------

     Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on February 6, 2012 (the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

     The following items of the Schedule 13G are hereby amended and restated as follows:

ITEM 4.   OWNERSHIP.

              (a) Amount Beneficially Owned:

                       GARRISON BRADFORD & ASSOCIATES, INC
                       280,039 shares of Common Stock


              (b) Percent of Class:

                       6.62%



              (c) Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: -0-

                  (ii)  shared power to vote or to direct the vote: -0-

                  (iii) sole power to dispose or to direct
                        the disposition of: 280,039

                  (iv)  shared power to dispose or to direct the disposition of:
                        -0-


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following [ ].

CUSIP No. 030098107                                          Page 4 of 4 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  GARRISON BRADFORD & ASSOCIATES, INC


                                  By   /s/ WILLIAM bradford III
                                    --------------------------------------
                                  Name: WILLIAM BRADFORD
                                  Title: EXECUTIVE VICE PRESIDENT

Dated: February 6, 2013